Filed Pursuant to Rule 433 Dated as of July 27, 2016 Registration Statement No. 333- 207781 Term Sheet to Preliminary Prospectus Supplement dated July 27, 2016

OM Asset Management plc
5.125% Notes due 2031

Issuer:	OM Asset Management plc (“Company”)
Security:	5.125% Notes due 2031
Offering Format:	SEC-registered
Trade Date:	July 27, 2016
Expected Settlement Date:	August 1, 2016 (T+3)
Principal Amount:	$125,000,000
Maturity:	August 1, 2031
Interest Payment Dates:	January 27, April 27, July 27 and October 27, commencing January 27, 2017 (long first coupon)
Denominations:	$25 and increments of $25 (in excess thereof)
Optional Redemption:
Company may redeem all or a portion of the notes at any time, or from time to time, after August 1, 2019 at a redemption price equal to 100% of principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Redemption for Tax Reasons:
Company may redeem the notes in whole, but not in part, at 100% of the principal amount, plus any accrued and unpaid interest to, but excluding, the redemption date if certain changes in the law of any relevant taxing jurisdiction become effective that would impose withholding taxes on the payments on the notes.

Benchmark Treasury:	1.625% due May 15, 2026
Benchmark Treasury Price / Yield:	100-23; 1.546%
Coupon:	5.125%
Price to Public:	100.000%
Net Proceeds to Issuer (before expenses):	$121,250,000
CUSIP / ISIN:	67110K101/US67110K1016
Expected Ratings and Outlook*:	Moody’s: Baa2 (stable) / S&P: BBB- (stable)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Citigroup Global Markets Inc.
Joint Lead Manager:	RBC Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this pricing term sheet supplements the preliminary prospectus supplement dated July 27, 2016 (the “Preliminary Prospectus Supplement”) and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. For more complete information about the offering, you should review the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain copies from Citigroup Global Markets Inc. by contacting Citigroup Global Markets Inc., 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Broadridge Financial Solutions, or calling 1-800-831-9146 (toll-free), Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com or Wells Fargo Securities, 608 2nd Avenue South, suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, telephone: 1-800-645-3751.
This pricing term sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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